# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Moody's Corporation, CIK 0001059556
CUSIP: 615369105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7 WORLD TRADE CENTER, AT 250 GREENWICH STREET, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-23-001680
Filed by CIK 0001647251

## Reporting persons
- TCI Fund Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 14,334,027; sole dispositive power 0; shared dispositive power 14,334,027; aggregate amount beneficially owned 14,334,027 (8.21% of the class)
- Christopher Hohn: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 14,334,027; sole dispositive power 0; shared dispositive power 14,334,027; aggregate amount beneficially owned 14,334,027 (8.21% of the class)

## Item 1. Issuer
Name of issuer: Moody's Corporation
Address of issuer's principal executive offices: 7 World Trade Center at 250 Greenwich Street, New York, New York 10007.

## Item 2. Person Filing
Name of person filing:
This Statement is filed by:

(i) TCI Fund Management Limited, a United Kingdom private limited company ("TCIF UK"), with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Moody's Corporation (the "Company") held by The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund") and CIFF Capital UK LP, a United Kingdom limited partnership ("CIFF"); and

(ii) Christopher Hohn ("Mr. Hohn", and together with TCIF UK, the "Reporting Persons"), with respect to the Shares directly held by the TCI Fund and CIFF.

TCIF UK is the investment manager of both TCI Fund and CIFF. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Fund and CIFF.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o TCIF UK: 7 Clifford Street, London, W1S 2FT, United Kingdom.
Citizenship: TCIF UK is a private limited company organized under the laws of the United Kingdom. Mr. Hohn is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 174,676,438 Shares outstanding as of March 31, 2026 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on April 23, 2026.
Percent of class: 8.21%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). TCI Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCI Fund Management Ltd: /s/ Christopher Hohn, Managing Director (05/15/2026)
- Christopher Hohn: /s/ Christopher Hohn, Christopher Hohn, Individually (05/15/2026)